For filings with the FSA include the annex
For filings with the issuer exclude the annex

TR-1: Notification of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to
which voting rights are attached:	Reed Elsevier plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	x

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject
to the notification obligation:	The Capital Group Companies, Inc.

4. Full name of shareholder(s)
(if different from 3.):	See Schedule A

5. Date of the transaction and date on which the threshold is
crossed reached:	21 November 2012

6. Date on which the issuer
notified:	23 November 2012

7. Threshold(s) that is/are
crossed or reached:	Below 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction

	Number of shares	Number of voting rights	Number of shares		Number of voting rights		% of voting rights

			Direct	Indirect	Direct	Indirect	Direct	Indirect

Ordinary Shares (GB00B2B0DG97)	48,310,645	48,310,645		46,952,528		46,952,528		3.9052%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Expiration date	Exercise/Conversion	Number of voting	% of voting rights
instrument		Period	rights that may be
acquired if the
instrument is
exercised/converted
N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Exercise price	Expiration date	Exercise/	Number of voting	% of voting rights
instrument			Conversion period	rights instrument
			xviii	refers to
N/A					Nominal	Delta

Total (A+B+C)
Number of voting rights	% of voting rights
46,952,528	3.9052%

9. Chain of controll	ed undertakings through which the voting rights

and/or the financial	instruments are effectively held, if applicable:
See Schedule A

Proxy Voting:

10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact Name:	Margaret Woods (Reed Elsevier)

15. Contact telephone number:	020 7930 7077

Note: Annex should only be submitted to the FSA not the issuer

Annex Notification of Major Interests in Shares
A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)	The Capital Group Companies, Inc.

Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071

Phone number & email	(213) 615-0469 GRGroup@capgroup.com

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Gina Martinez

Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071

Phone number	(213) 615-0469

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

C: Additional Information

Due to a company reorganization, Cap Capital Research and Management Comp holdings separately. With effect fr management will be reported in aggre Capital Group Companies, Inc.	ital Group International, Inc. (“CGII”) and any (“CRMC”) will no longer report relevant om 1 September 2012, the holdings under gate by the group’s parent company, The

S.CONT

Schedule A

As of 21 November 2012
Reed Elsevier plc

The Capital Group Companies, Inc. (“CG”) holdings 46,952,528 3.905%

Holdings by CG Management Companies and Funds:

•	Capital Guardian Trust Company 1,968 0.000%

•	Capital Research and Management Company 46,950,560 3.905%